    As filed with the Securities and Exchange Commission on October 26, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                  TRANSACTION STATEMENT PURSUANT TO RULE 13E-3
           UNDER SECTION 13 (E) OF THE SECURITIES EXCHANGE ACT OF 1934

                 COMPANIA BOLIVIANA DE ENERGIA ELECTRICA S.A.-
                         BOLIVIAN POWER COMPANY LIMITED
                         ------------------------------
                                (Name of Issuer)

                 Compania Boliviana de Energia Electrica S.A.-
                         Bolivian Power Company Limited
                             Tosli Acquisition B.V.
                             Tosli Investments N.V.
                                NRG Energy, Inc.
                             Nordic Power Invest AB
                                  Vattenfall AB
                         ------------------------------
                      (Name of Person(s) Filing Statement)

                         Common Stock Without Nominal or
                                    Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   204425 102
                         ------------------------------
                      (CUSIP Number of Class of Securities)

                                David H. Peterson
                Chairman Of the Board and Chief Executive Officer
                 Compania Boliviana de Energia Electrica S.A.-
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy To:

                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                             Pillsbury Center South
                           Minneapolis, MN 55402-1498
                                 (612) 340-2781

This statement is filed in connection with (check the appropriate box):
|X| a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
         [ss.240.13e-3(c)] under the Securities Exchange Act of 1934.
|_|  b.  The filing of a registration statement under the Securities
         Act of 1933.
|X|  c.  A tender offer
|_|  d.  None of the above.
Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: |_|

                            CALCULATION OF FILING FEE
===============================================================================

TRANSACTION VALUATION *                              AMOUNT OF FILING FEE
$84,051,500                                          $16,810
===============================================================================

* For purposes of calculating fee only. This amount assumes the purchase at a price of U.S. $20.00 net per share of 4,202,575 outstanding shares of Company Common Stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the shares purchased.

|_| CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED IN RULE 0-11 (A) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $16,810

Form or Registration No.: 13E-3

Filing Parties: Compania Boliviana de Energia Electrica S.A.-
                Bolivian Power Company Limited
                Tosli Acquisition B.V.
                Tosli Investments N.V.
                NRG Energy, Inc.
                Nordic Power Invest AB
                Vattenfall AB

Date Filed: August 26, 1999

                                     AMENDED
                              CROSS REFERENCE SHEET
              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

INTRODUCTION

         This Amendment No. 1 to Rule 13E-3 Transaction Statement is being filed in connection with an offer by Tosli Acquisition B.V., a Netherlands private limited liability company, (the "Purchaser") and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company ("Tosli") that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation and a wholly-owned limited liability subsidiary of Northern States Power Company, a Minnesota corporation, and Nordic Power Invest AB, a Swedish corporation, and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation that is wholly-owned by the State of Sweden, to purchase all the outstanding common shares (the "Shares"), without nominal or par value, of Compania Boliviana de Energia Electrica S.A. - Bolivian Power Company Limited (the "Company"), at a purchase price of U.S. $20.00 per Share, net to the Seller in cash, without interest (the "Offer Price"), pursuant to the terms and conditions of the Offer to Purchase dated August 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, which as amended from time to time, together constitute the "Offer," and the Supplement to Offer to Purchase, dated October 26, 1999 (the "Supplement"), a copy of which is attached hereto as Exhibit (d)(10).

         All valid tenders not withdrawn prior to the Expiration Date (as defined in Section 1 of "THE OFFER -" in the Offer to Purchase) will be accepted. If at the Expiration Date, it is determined that valid tenders representing at least 90% of the number of non-affiliate Shares outstanding on a fully-diluted basis have been or are likely to be received and accepted, the Purchaser, in its sole discretion may extend the Offer. If 90% of such non-affiliate Shares are tendered and accepted, the Purchaser intends to extend the period of time for which the Offer is open for an additional three months, Tosli, which owns 4,030,762 Shares (96.6% of the currently outstanding Shares), intends to tender all of such Shares, and in the event Tosli tenders its Shares, all Shares not tendered will be purchased pursuant to Nova Scotia law, at the Offer Price.

         If at the Expiration Date, a sufficient number of valid tenders have been accepted to reduce the number of record holders of the Shares to less than 300, the Company intends to deregister the Shares with the United States Securities and Exchange Commission (the "Commission"), and cease filing reports and other information which the Company is currently required to file with the Commission under the requirements of the Securities Exchange Act of 1934, as amended. All valid tenders will be accepted as they are received.

         This amended Cross Reference Sheet is being supplied pursuant to General Instruction F of Schedule 13E-3 and shows the location in the Company's Amendment No. 1 to Schedule 14D-1, concurrently being filed with the Commission in connection with the Offer, of information required to be included in response to items of this amended Statement. A copy of Amendment No. 1 to Schedule 14D-1 is attached hereto as Exhibit (d)(12). The information in Schedule Amendment No. 1 to 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of Amendment No. 1 to Schedule 14D-1. All information in, or incorporated by reference in Amendment No. 1 to Schedule 14D-1 or this Statement concerning the Company, or actions or events with respect to the Company, was provided by the Company, and all information in, or incorporated by reference in Amendment No. 1 to Schedule 14D-1 or this amended Statement concerning the Purchaser or its affiliates, or actions or events with respect to any of them, was provided by the Purchaser.

         Amendment No. 1 to Schedule 14D-1 is incorporated by reference in this filing. In addition, the information in this amended Schedule is intended to be solely for the information and use of the Commission, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this amended Statement shall have the respective meanings given them in Amendment No. 1 to Schedule 14D-1.



AMENDMENT NO. 1 TO SCHEDULE 13E-3               RESPONSE AND/OR LOCATION IN AMENDMENT NO. 1 TO SCHEDULE
---------------------------------               -------------------------------------------------------
ITEM NUMBER AND CAPTION                         14D-1
-----------------------                         -----
ITEM 1.  ISSUER AND CLASS OF SECURITY
SUBJECT TO THE TRANSACTION.

(a) - (d)                                       Item 1. Security and Subject Company.
(e) - (f)                                       Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (g)                                       Item 2.  Identity and Background.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR
NEGOTIATIONS.

(a) - (b)                                       Item 3.  Past Contacts, Transactions or Negotiations with the
                                                Subject Company.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)                                             Item is omitted from Amendment No.1 to Schedule 14D-1.

(b)                                             Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER
OR AFFILIATE.

(a) - (f)                                       Item 5.  Purpose of the Tender Offer and Plans or Proposals of
                                                Bidder.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR
OTHER CONSIDERATION.

(a) - (b)                                       Item 4.  Source and Amount of Funds or Other Consideration.
(c) - (d)                                       Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES,
REASONS AND EFFECTS.

(a) - (c)                                       Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
                                                Bidder.

(d)                                             Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
                                                Bidder, except that a discussion on the federal income tax consequences of the Company, its affiliates and unaffiliated security holders is omitted from Amendment No. 1 to Schedule 14D-1.
ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) - (b); (e)                                  Item 5.  Purpose of the Tender Offer and Plans or Proposals of
                                                Bidder.

(c)                                             Not applicable.
(d)                                             Not applicable.
(f)                                             Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS
AND CERTAIN NEGOTIATIONS.

(a) - (c)                                       Item 8. Persons Retained, Employed or to be Compensated.


ITEM 10.  INTEREST IN SECURITIES OF THE
ISSUER.

(a) - (b)                                       Item 6.  Interest in Securities of the Subject Company.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR
UNDERSTANDINGS WITH RESPECT TO THE
ISSUER'S SECURITIES.
                                                Item 7.  Contracts, Arrangements, Understandings or
                                                Relationships With Respect to the Subject Company's Securities.

ITEM 12.  PRESENT INTENTION AND
RECOMMENDATION OF CERTAIN PERSONS
WITH REGARD TO THE TRANSACTION.

(a) - (b)                                       Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
                                                Bidder.

ITEM 13.  OTHER PROVISIONS OF THE
TRANSACTION.

(a) - (c)                                       Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

(a)                                             Item 9.  Financial Statements of Certain Bidders.
(b)                                             Not applicable.

ITEM 15.  PERSON AND ASSETS EMPLOYED,
RETAINED OR UTILIZED.

(a)                                             Not applicable.

(b)                                             Item 8.  Persons Retained, Employed or to Be Compensated.

ITEM 16.  ADDITIONAL INFORMATION.
                                                Item 10. Additional Information.

ITEM 17.  EXHIBITS.
                                                Item 11. Material to Be Filed as Exhibits.


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a)-(d) The information set forth in Item 1 "Security and Subject Company" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

         (e) There have been no underwritten public offerings of the Shares for cash registered under the Securities Act or exempt from registration thereunder pursuant to Regulation A.

         (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

         The Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Tosli Acquisition B.V., Tosli Investments N.V., NRG Energy, Inc., Nordic Power Invest AB, and Vattenfall AB.

         (a)-(g) The information set forth in Item 2 "Identity and Background" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in Item 3 "Past Contacts, Transactions or Negotiations with the Subject Company" of Amendment No. 1 to
Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) See Exhibit (99)(1) hereto.

         (b) Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER.

         (a) - (f) The information set forth in Item 5 "Purpose of the Tender Offer and Plans and Proposals of Bidder" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (b) The information set forth in Item 4 "Source and Amount of Funds or Other Consideration" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

         (c) - (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (d) The information set forth in Item 5 "Purpose of the Tender Offer and Plans and Proposals of Bidder" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) - (b) Purchaser reasonably believes that the Rule 13E-3 transaction is fair to unaffiliated shareholders. The information set forth in Item 5 "Purpose of the Tender Offer and Plans and Proposals of Bidder" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference. See also Exhibit 99(4).

         (c) The transaction was not structured so that approval of at least a majority of unaffiliated security holders is required.

         (d) A majority of non-employee directors of the Company have not retained an unaffiliated representative to act solely on the behalf of any unaffiliated holder of Shares.

         (e) The Rule 13E-3 transaction was approved by a majority of independent directors.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(b) The information set forth in Item 8 "Persons Retained, Employed or to Be Compensated" of Amendment No. 1 to Schedule 14 D-1 is incorporated herein by reference.

         (c) The information set forth in Item 11 "Material to Be Filed as Exhibits," is incorporated herein by reference. These documents shall be made available for inspection and copying at the principal executive offices of the issuer or affiliate during its regular business hours by any interested equity security holder of the issuer or his representative who has been so designated in writing. A copy of these documents will be transmitted by the issuer or affiliate to any interested equity security holder of the issuer or his representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information set forth in Item 6 "Interest in Securities of the Subject Company" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in Item 7 "Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTIONS.

         (a) - (b) The information set forth in Item 5 "Purpose of the Tender Offer and Plans and Proposals of Bidder" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) Appraisal rights are not afforded to the holders of Shares under applicable law or the articles of association of the Company with respect to the Offer.

         (b) - (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth in Item 9 "Financial Statements of Certain Bidders" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference. See also Exhibits (99)(2) and (99)(3) hereto.

         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)  Not applicable.

         (b) The information set forth in Item 8 "Persons Retained, Employed or to Be Compensated" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The information set forth in Item 10 "Additional Information" of Amendment No. 1 to Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)      (a)(1) Not applicable

(b)      (b)(1) Not applicable

(c) (c)(1) Employment Agreement of Roger J. Dupuis, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).**

         (c)(2) Employment Agreement of Roland C. Gibson, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).**

         (c)(3) Stockholders Agreement dated as of December 13, 1996, by and between NRG Energy, Inc. and Nordic Power Invest AB (incorporated by reference to the Company's Form 8-K dated December 19, 1986).**

         (c)(4) Credit Agreement dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

         (c)(5) Stockholder Maintenance Agreement dated August 1, 1997, by and among the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30,
         1997).**

         (c)(6) Form of Pledge Agreement dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and United States Trust Company of New York (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

         (c)(7) Form of Subsidiary Guaranty dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and all Restricted Subsidiaries of the Company made a party to the Agreement by execution of a Joinder to Guaranty in the form attached thereto (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30,
         1997).**

         (c)(8) Form of Indenture dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

         (c)(9) Development Services Agreement, dated October 9, 1998, between Cobee Development LLP and the Company (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998).**

(d)      (d)(1) Offer to Purchase dated August 26, 1999 **
         (d)(2) Form of Letter of Transmittal **
         (d)(3) Form of Notice of Guaranteed Delivery **
         (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees **
         (d)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Company and other Nominees **
         (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 **
         (d)(7) Form of Notice of Offer to Purchase **
         (d)(8) Press Release issued by the Company, dated August 26, 1999 **
         (d)(9) Schedule 14D-1 **
         (d)(10) Supplement to Offer to Purchase, dated October 26, 1999*
         (d)(11) Press Release issued by the Company, dated September 27, 1999*
         (d)(12) Amendment No. 1 to Schedule 14D-1, dated October 26, 1999*
         (d)(13) Press Release issued by the Company, dated October 26, 1999.*

(e)      (e)(1) Not applicable

(f)      (f)(1) Not applicable

(99)     (99)(1) Material terms of the transaction extracted from the Offer to
                 Purchase, dated August 26, 1999.**

         (99)(2) Financial Information extracted from the Company's Form 10-K for each of the years ended December 31, 1998 and 1997.**

         (99)(3) Financial Information extracted from the Company's Form 10-K for the quarter ended June 30, 1999.**

         (99)(4) Table of Comparable Companies.*

*        Filed herewith.
**       Previously filed.


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 26, 1999                  Compania Boliviana de Energia Electrica S.A.-
                                  Bolivian Power Company Limited

                                  By: /s/ Roger J. Dupuis
                                     ----------------------------------------
                                   Roger J. Dupuis
                                   President and General Manager


                                  Tosli Acquisition B.V.

                                  By: /s/ Valorie A. Knudsen
                                     ----------------------------------------
                                   Valorie A. Knudsen
                                   Director of Tosli Investments N.V.

                                  And By: /s/ Gunnar Vallin
                                         ------------------------------------
                                   Gunnar Vallin
                                   Director of Tosli Investments N.V.


                                  Tosli Investments N.V.

                                  By: /s/ Valorie A. Knudsen
                                     ----------------------------------------
                                   Valorie A. Knudsen
                                   Director

                                  And By: /s/ Gunnar Vallin
                                         ------------------------------------
                                   Gunnar Vallin
                                   Director

                                  NRG Energy, Inc.

                                  By: /s/ Valorie A. Knudsen
                                     ----------------------------------------
                                     Valorie A. Knudsen
                                     Vice President, Corporate Strategy and
                                     Emerging Markets


                                  Nordic Power Invest AB

                                  By: /s/ Gunnar Vallin
                                     ----------------------------------------
                                     Gunnar Vallin
                                     President

                                  Vattenfall AB

                                  By: /s/ Gunnar Vallin
                                     ----------------------------------------
                                     Gunnar Vallin
                                     Senior Vice President